

November 10, 2010

Douglas G. Smith
Chief Financial Officer
Vantage Drilling Company
777 Post Oak Boulevard, Suite 610
Houston, Texas 77056

      Re: **Vantage Drilling Company**
             Form 10-K for the Fiscal Year Ended December 31, 2009
             Filed March 16, 2010
             File No. 1-34094

             Preliminary Proxy Statement on Schedule 14A
             Filed August 13, 2010

Dear Mr. Smith:

     We have completed our review of your filings and do not have any further comments at this time.

                  Sincerely,

                  H. Roger Schwall
                  Assistant Director